

RECEIVED



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. OS.134/2007

SUPPL

December 26, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC Mail
Mail Processing
Section
JAN 0 2 2008
Washington, DC
109


08000009

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

F 24-3

Form for Report on Name of Members and Scope or Performance of the Audit Committee

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.13/2550 held on December 20, 2007 passed a resolution of the amendment of the scope of duties and responsibilities of the Audit Committee, therefore at December 20, 2007

1. Names of members of the Audit Committee are as follows:

		Remaining terms of holding office
Chairman of the Audit Committee	M.R.Sarisdiguna Kitiyakara	2 years 6 months
Member of the Audit Committee	Mr. Somchai Bulsook	2 years 6 months
Member of the Audit Committee	Prof. Khunying Suchada Kiranandana	2 years 6 months
Member of the Audit Committee	Mrs. Elizabeth Sam	2 year 3 months
Secretary of the Audit Committee	Mr. Vasant Chariyatantiwate	

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the Board of Directors as follows:

1. Review financial statements on a quarterly, semi-annual and annual basis under consultation with the Bank's Finance and Control Division and external auditors in order to ensure that the financial statements of the Bank are accurate and reliable, and in compliance with accounting standards, laws and standards pertaining to the Bank's operations.
2. Review the adequacy and effectiveness of all risk management processes with risk management unit, in consultation with both internal and external auditors.
3. Oversee the efficiency and independence of risk asset review function.
4. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to banking business.
5. Review the adequacy and effectiveness of the internal audit function and the internal control system through discussions with and an evaluation of the work performed by internal auditors and the external auditors.

..../2



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



6. Review the performance of the external auditors and consider and make recommendations to the Board each year regarding the appointment of the external auditors, including the audit fees.
7. Review the connected transactions or conflict of interest to ensure transparency and accuracy.
8. Consider the disclosure of information on connected transactions, conflicts of interest or certain Bank operations to ensure transparency and appropriateness.
9. Oversee and review complaint or information submitted directly by stakeholders for attention of the Board.
10. Discharge other duties as assigned by the Board, and as deemed appropriated by Audit Committee.
11. Prepare the Audit Committee's report to the Board after each meeting and submit a yearly report signed by the Committee's Chairman summarizing the Committee's activities, such report to be included in the Bank's Annual Report.
12. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities.
13. At least once a year, the Committee will review its Charter and performance over the past year, taking into account any assessment or comments provided by the Chairman of the Board.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand

(Dr. Prasarn Trairatvorakul)
President

END